A:\6-98_77C.doc




For the semi-annual period ended June 30, 1998
File number 811-5657


                   SUB-ITEM 77C
    Submission of Matters to a Vote of Security
                      Holders


     An Annual Meeting of Shareholders was held on May 6, 1998. At such meeting the shareholders approved the selection of auditors and the election of directors. Pursuant to Instruction 2 of this Sub-Item, information as to these matters has not been included in this Attachment.